As filed with the Securities and Exchange Commission on April 19, 2001.



                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                   FORM 10-SB


               GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                      ALLIANCE CONSUMER INTERNATIONAL, INC.
                 (Name of Small Business Issuer in its charter)


           California                                           87-0673375
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                              Identification No.)


    4970 West 2100 South, Suite 200
         Salt Lake City, Utah                                      84120
(Address of principal executive offices)                         (Zip Code)


                                 (801) 886-2625
              (Registrant's telephone number, including area code)


Securities to be registered under Section 12(b) of the Act:

       Title of each class                      Name of each exchange on which
       to be so registered                      each class is to be registered

               N/A                                             N/A


Securities to be registered under Section 12(g) of the Act:

                  Common Capital Stock, no par value per share
                                (Title of Class)

                                TABLE OF CONTENTS
                                                                          PAGE
                                     PART I

ITEM 1.   Description of Business. . . . . . . . . . . . . . . . .          3

ITEM 2.   Management's Discussion and Analysis or
            Plan of Operation. . . . . . . . . . . . . . . . . . .          10

ITEM 3.   Description of Property. . . . . . . . . . . . . . . . .          11

ITEM 4.   Security Ownership of Certain Beneficial
            Owners and Management. . . . . . . . . . . . . . . . .          11

ITEM 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . . . .          12


ITEM 6.   Executive Compensation . . . . . . . . . . . . . . . . .          12

ITEM 7.   Certain Relationships and Related Transactions . . . . .          12

ITEM 8.   Description of Securities. . . . . . . . . . . . . . . .          13

                                     PART II

ITEM 1.   Market Price of and Dividends on Registrant's
            Common Equity and Other Shareholder Matters. . . . . .          14

ITEM 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . .          14

ITEM 3.   Changes in and Disagreements with Accountants. . . . . .          15

ITEM 4.   Recent Sales of Unregistered Securities. . . . . . . . .          15

ITEM 5.   Indemnification of Directors and Officers. . . . . . . .          15

                                    PART F/S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . .          16

                                    PART III

ITEM 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . .          23

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . .          23

                   FORWARD LOOKING STATEMENTS AND RISK FACTORS

Certain statements contained in this Form 10-SB filed by Alliance Consumer International, Inc., a development stage company ("Alliance" or the "Company") constitute "statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements, identified by words such as "will," "may," "expect," "believe," "anticipate," "intend," "could," "should," "expect," "estimate," "plan" and similar expressions, relate to or involve the current views of management with respect to future expectations, objectives and events and are subject to substantial risks, uncertainties and other factors beyond management's control that may cause actual results to be materially different from any such forward-looking statements. Such risks and uncertainties include those set forth in this document and others made by or on behalf of the Company in the future, including but not limited to, the Company's limited operating history, its recent emergence from bankruptcy, its need for additional capital or financing, its ability or inability to produce and market products and services, its ability to make a profit in the future, its dependence on a limited number of customers and key personnel, its dependence on certain industries, its ability to locate and consummate business opportunities that would appear to be in the best interests of the shareholders, its ability to implement strategies to develop its business in emerging markets, competition from other or similar companies or businesses, and, general economic conditions. Any forward-looking statements in this document and any subsequent Company document must be evaluated in light of these and other important risk factors. The Company does not intend to update any forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information.


                                     PART I

ITEM  1.  Description of Business

History

Alliance Consumer International, Inc. ("Alliance" or the "Company") was incorporated on March 18, 1998 under the laws of the State of California as Hickory Investments II, Inc. ("Hickory"). On June 2, 1998, Hickory changed its name to Alliance Consumer International, Inc.

In mid 1998 and early 1999, the Company undertook two public offerings of its securities pursuant to the Rule 504 exemption from registration of Regulation D promulgated under of the Securities Act of 1933, as amended (the "Securities Act" or "'33 Act"). The first offering resulted in the issuance of 2,400,000 common shares on June 2, 1998; the second offering resulted in the issuance of 1,019,681 common shares during the months of April and May 1999.

For over a year from the date of incorporation, the Company engaged in the business of manufacturing cosmetics, detergents and pharmaceuticals. On September 17, 1998, the Company was approved for quotation on the Over-the-Counter Bulletin Board ("OTC-BB") where it was quoted until June 3, 1999. On June 3, 1999, the Company moved to the "Pink Sheets" published by the Pink Sheets LLC (previously National Quotation Bureau, LLC). As of the date of this Registration Statement, the Company remains listed on the Pink Sheets under the symbol "ACIL." See Item I of Part II below.

By early July 1999, the Company developed cash flow problems, was unable to meet its current obligations, and on July 13, 1999, it filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code. The case was filed in the Central District of California, Los Angeles Division, Chapter 11 Case No. LA-99-36256-EC. In November 1999, the U.S. Bankruptcy Court approved the sale of substantially all of the Company's assets. During the pendency of the Chapter 11 bankruptcy proceedings, Home Marketing Enterprises, LLC, a Utah limited liability company (see Item 4 below) and 20 additional sophisticated and accredited investors as principals, made an offer to purchase a majority of the Company's issued and outstanding shares. This offer was accepted by the attorneys for the Debtor in Possession and thereafter formally approved by the Bankruptcy Court at a February 21, 2001 Sale Confirmation Hearing, a formal Order on which was entered with the Clerk of the Court on March 12, 2001. See Ex. 10.1 hereto. The Company has now emerged from Chapter 11 bankruptcy with no remaining assets or liabilities. See the financial statements attached hereto and incorporated by reference.

Among other things, the offer and sale transaction approved by the Bankruptcy Court on February 21, 2001, provided for (1) a change in officers and directors,
(2) the cancellation of all authorized and any outstanding preferred shares, (3) a reverse common stock split at a ratio of one share for every fifty shares that were then-issued and outstanding, (4) an increase in the authorized common capital shares from 15,000,000 to 50,000,000 shares, and (5) the issuance of 3,500,000 post split common capital shares in exchange for $50,000, an amount that the buyer, Home Marketing Enterprises, LLC, a Utah limited liability company ("Home Marketing"), and 20 additional sophisticated and accredited investors put up for payment into the Bankruptcy Court. See Items 4 and 5 of
Part I below.

As a result of the one for fifty share reverse split, the Company, prior to the Court-authorized issuance of the 3,500,000 shares referenced above, had 132,377 common shares issued and outstanding. At the time of the Bankruptcy purchase transaction, the Company also issued 17,133 post-split shares to four individuals involved in, or associated with, the pre-petition Company. See Part I, Item 4 and Part II, Item 4 below. The total number of the post-split issued and outstanding shares, following Bankruptcy Court approval of the purchase transaction, was 3,649,520. See also Item 8 of Part I and Item 1 of Part II below.

On March 28, 2001, Restated Articles of Incorporation implementing the changes and amendments to the Company's Articles approved by the U.S. Bankruptcy Court were filed with the Secretary of State of the State of California. See Ex. 3.1 hereto.

Since its emergence from Chapter 11 bankruptcy, the Company has been in the development stage. The common stock and deficit accumulated during the development stage have been restated with the statement of operations to begin on March 12, 2001, the date of entry of the Bankruptcy Court Order approving the purchase and sale. See financial statements attached hereto.

Business of Issuer and Risks Associated Therewith

As stated above, Alliance was initially engaged in the business of manufacturing cosmetics, detergents and pharmaceuticals. Having experienced financial difficulty in its first year of operation, the Company, on July 13, 1999, filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code. In November 1999, the Company sold substantially all of its assets. Since that time, the Company has been inactive. Upon its recent emergence from bankruptcy, the Company has been seeking, and will continue to seek, potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company is considered a development stage company and its principal purpose is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status of having only nominal assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's current shareholders will experience substantial dilution and a resultant change in control of the Company.

The Company is voluntarily filling this Registration Statement on Form 10-SB in order to make information concerning itself more readily available to the public, including its existing shareholders. Management believes that being a "reporting company" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), would also provide a prospective merger or acquisition candidate with more thorough and comprehensive information concerning the Company. Further, management believes that "reporting company" status will make the Company more attractive to an operating business opportunity as a potential merger or acquisition candidate. As a result of the filing of this Registration Statement, the Company shall be obligated to file with the Securities and Exchange Commission (the "Commission") certain interim and periodic reports including an annual report on Form 10-KSB containing audited financial statements. The Company is willing to assume these responsibilities. The Company also intends to continue to voluntarily file its periodic reports under the Exchange Act in the event its obligation to file such reports is, for some reason, suspended under applicable provisions of the Exchange Act.

Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any merger or acquisition. Thus, in the event the Company successfully completes the acquisition of, or merger with, an operating business opportunity, that business opportunity must provide audited financial statements for at least the two most recent fiscal years or, in the event the business opportunity has been in business for less than two years, audited financial statements will be required from the period of inception. This could limit the Company's potential target business opportunities due to the fact that many private business opportunities either do not have audited financial statements or are unable to produce audited statements without substantial time and expense.

The Company's principal executive offices are located at 4970 West 2100 South, Suite 200, Salt Lake City, Utah, 84120, and its telephone number is (801) 886-2625.

The Company has no recent operating history and no representation is made, nor is any intended, that the Company will in fact be able to carry on future business activities successfully. If the Company needs cash over the ensuing 12 months in order to carry out its business activities, the Company believes that it will be able to borrow sufficient cash from its largest stockholder in order to satisfy any such immediate requirements. For this reason, the Company does not presently anticipate having to raise any additional funds within the next 12 months or longer. In spite of being able to meet cash needs that are currently anticipated, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property at all, let alone one that will be of material value or benefit to the Company. There can also be no assurance that the Company's cash needs can be indefinitely met by cash advances from a major shareholder or anyone else associated with the Company. See the subheading below titled "Need for Additional Capital or Financing and Risks Associated Therewith."

As stated elsewhere herein, management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider, let alone enter into. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities and Risks Associated Therewith

Management of the Company intends to use various resources in the search for potential business opportunities including, but not limited to, the Company's officer and director, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, persons that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged or entered into any discussion, agreement or understanding with a particular consultant regarding the Company's search for business opportunities. Presently, no final decision has been made nor is management in a position to identify any future prospective consultants.

If the Company elects to engage an independent consultant, it intends to look only to consultants that have experience in working with small public companies in search of an appropriate business opportunity. Also, the consultant will more than likely have experience in locating viable merger and/or acquisition candidates and have a proven track record of finalizing such business combinations. Further, the Company would prefer to engage a consultant that will provide services for only nominal up-front consideration and who would be willing to be fully compensated at the close of a business combination or acquisition.

The Company does not intend to limit its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation and Risks Associated Therewith

Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. As stated in the previous section, management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.

In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

Because the Company has not located or identified any specific business opportunity as of the date hereof, there are a multitude of unknown risks that cannot be adequately defined or identified prior to the identification of a specific business opportunity. No assurance can be made following consummation of any acquisition or merger that the business venture acquired or targeted will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities made available to the Company may involve, among other things, new and untested products, processes or market strategies which may not ultimately prove successful.

Form of Potential Acquisition or Merger and Risks Associated Therewith

Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company, on the one hand, and the respective needs and desires of those in control of the opportunity, on the other, and, the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization. Whatever form any business transaction ultimately takes, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

Because of the Company's current situation, having only nominal assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company. Most likely, the owners of the business opportunity will acquire control of the Company following such transaction. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunities, rather management will attempt to negotiate the best possible agreement for the benefit of the Company's shareholders.

Need for Additional Capital or Financing and Risks Associated Therewith

Management does not presently intend to borrow funds to compensate any persons, consultants, promoters or affiliates in relation to the consummation of a potential merger or acquisition. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available to the Company would be the private sale of its securities. These possible private sales would more than likely have to be to persons known by the director or other shareholders of the Company or to venture capitalists that would be willing to accept the substantial risks associated with investing in a company with limited history, no current operations and nominal capital.

Because of the nature of the Company as a development stage company, it is unlikely that it could make a public offering of securities or be able to borrow any significant sum from either a commercial or private lender. Management will attempt to acquire funds or financing, if necessary, on the best available terms. However, there can be no assurance that the Company will be able to obtain additional funding or financing when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. The Company has no plans to use and does not anticipate using Regulation S promulgated under the '33 Act to raise any funds prior to consummation of a merger or acquisition. Although not presently anticipated, a possibility exists that the Company would offer and sell additional securities to its existing shareholders or their affiliates or possibly even "accredited investors."

Possible Sales of Shares by Certain Shareholders or Insiders

In the case of a future acquisition or merger, there exists a possibility that a condition of such transaction might include the sale of shares presently held by officers, directors, their affiliates, if any, or other insiders of the Company to parties affiliated with or designated by the potential business opportunity. Presently, management has no plans to seek or actively negotiate such terms and conditions. However, if any such situation does arise, management is obligated to follow the Company's Articles of Incorporation and all applicable corporate laws in negotiating such an arrangement. Under this scenario of a possible sale by officers, directors and other insiders, if any, of their shares, it is unlikely that similar terms and conditions would be offered to all other shareholders of the Company or that the shareholders would be given the opportunity to approve such a transaction.

Finder's, Agent's or Broker's Fees

In the event of a successful acquisition or merger, a finder's, agent's or broker's fee, in the form of cash or securities, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of any such fee, although it is likely that an appropriate fee will be based upon negotiations by and among the Company, the appropriate business opportunity, and the finder or broker. Management cannot at this time estimate the type or amount of any potential finder's or agent's fee that might be paid. Though possible, it is unlikely that a finder's or agent's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. If such a fee were paid to an affiliate, it would have to be in such a manner so as not to compromise an affiliate's possible fiduciary duty to the Company or to violate the doctrine of usurpation of a corporate opportunity. Further, in the unlikely event that a finder's or agent's fee was paid to an affiliate, the Company would likely, though not necessarily, have such an arrangement ratified by the shareholders in an appropriate manner. It should also be noted that finder's, agent's or broker's fees in the types of situations involved here are frequently substantial and no assurance can be made that any such fee would not be substantial or not entail the issuance of several million common capital shares.

Potential Conflicts of Interest

Presently, it is believed to be highly unlikely that the Company will acquire or merge with a business opportunity in which the Company's management, affiliates or promoters, if any, have an ownership interest. Any possible related party transaction of this type would likely have to be ratified by a disinterested Board of Directors and possibly, by the shareholders. Whatever would happen, the Company intends do whatever it believes is necessary to fully and completely comply with California corporate law. See, e.g., Cal. Corp. Code Section 310 titled "Contracts in which director has a material financial interest; validity." Management does not anticipate that the Company will acquire or merge with any related entity or person.

Rights and Participation of Shareholders

It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company, if required by relevant state laws and regulations, will seek to have the transaction ratified by shareholders in the appropriate manner. However, under Cal. Corp. Code Section 603, certain actions that would routinely be taken at a meeting of shareholders, may be taken by the written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take corporate action at a formal meeting of shareholders. Thus, if shareholders holding a majority of the Company's outstanding shares decide by written consent to consummate an acquisition or a merger, California corporate law provides that minority shareholders would not be given the opportunity to vote on the issue. At the same time, most states' corporation law require giving dissenter's rights of appraisal in a merger transaction, transactions that are "tax free" by definition under the Internal Revenue Code. For this reason, even if a majority of the Company's shareholders consent to a merger transaction, the shareholders will nonetheless be given the protection of dissenter's rights of appraisal as provided under California corporate law.

The Board of Directors will have the discretion to consummate an acquisition or merger by written consent if it is determined to be in the best interests of the Company to do so. Regardless of whether an action to acquire or merge is ratified by calling and holding a formal shareholders' meeting or by written consent, the Company intends to provide its shareholders with complete disclosure documentation concerning a potential target business opportunity, including appropriate audited financial statements of the target to the extent the same can be made available at the time. It is anticipated that all of such information will be disseminated to the shareholders either by a proxy statement prepared in accordance with Schedule 14A promulgated under the Exchange Act in the event that a shareholders' meeting is called and held, or by subsequent information statement prepared in accordance with Schedule 14C promulgated under the Exchange Act in the event the corporate action is approved by the written consent of a majority.

Competition

Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's current lack of funds and capital resources, it may be difficult to successfully compete with these other companies.

Employees

As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

The Company is currently using as its principal place of business the business office of its principal shareholder, Radd C. Berrett, located in Salt Lake City, Utah. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as the Company acquires or merges with an operating business, the Company will secure commercial office space from which it will conduct its business. However, until such time as the Company completes an acquisition or merger, the type of business in which the Company will be engaged and the type of office and other facilities that will be required is unknown. The Company has no current plans to secure such commercial office space.

Industry Segments

No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet known and yet-to-be-identified business opportunity.

ITEM 2.   Management's Discussion and Analysis or Plan of Operation

The Company is considered a development stage company with no assets or capital and with no operations or income since inception. The costs and expenses associated with the preparation and filing of this Registration Statement and other operations of the Company have been paid for by the largest shareholder of the Company, Mr. Radd C. Berrett, currently the only officer and only director of the Company. The Company approved the proposal to nominate and appoint Mr. Berrett as the only officer and director of the Company because it was he who has spearheaded the proposal on behalf of Home Marketing Enterprises, LLC, to purchase control of the Company; at the same time, it was also determined that having one individual exercise officer-related functions would make the Bankruptcy purchase and sale transaction easier and less expensive to consummate and finalize. As the Company becomes more well established and completes the necessary Commission and subsequent NASD filings it plans to undertake, it may consider adding new officers and directors to supplement and enhance Mr. Berrett's input and participation, thereby providing broader or greater depth to the Company's plans and efforts. See Items 4 and 5 below discussing officers and directors of the Company in more detail.

It is anticipated that the Company will require only nominal capital to maintain its corporate viability and necessary funds will most likely be provided by the Company's existing shareholders or its officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is otherwise able to obtain significant outside financing, substantial doubt will be cast on its ability to continue as a viable corporation. See subheading in Item 1, Part I above titled "Need for Additional Capital or Financing and Risks Associated Therewith."

In the opinion of management, neither inflation nor recession will have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation or recession on the Company as it relates to its business and operations following a successful acquisition or merger.

Plan of Operation

During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company lacks cash and other capital resources, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. See subheading in Item 1, Part I above titled "Need for Additional Capital or Financing and Risks Associated Therewith."

Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration, if any. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds.

As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. See subheading in Item 1, Part I above titled "Sources of Business Opportunities and Risks Associated Therewith." As further stated elsewhere herein, in the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company. See subheading in Item 1, Part I above titled "Need for Additional Capital or Financing and Risks Associated Therewith."

The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months. See subheading in Item 1, Part I above titled "Need for Additional Capital or Financing and Risks Associated Therewith"; see also subheading in Item 1, Part I above titled "Employees."

ITEM 3.  Description of Property

The Company does not currently maintain an office or any other facilities. It does currently maintain a mailing address at 4970 West 2100 South, Suite 200, Salt Lake City, Utah, 84120, which is the office address of its largest shareholder and president. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.

ITEM 4.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information, to the best of the Company's knowledge, as of March 31, 2001, with respect to each person known to own directly and/or beneficially more than 5% of the Common Capital Stock of the Company, each director and officer and all directors and officers as a group. As of March 31, 2001, there were a total of 3,649,520 common shares issued and outstanding.

Title of       Name and Address                   Amount and Nature of           Percent
Class        of Beneficial Owner                  Beneficial Ownership           of Class
-------------------------------------------------------------------------------------------

Common       Home Marketing Enterprises, LLC(1)          1,500,000                 41.1%
Capital      3156 East Old Mill Circle
Shares       Suite 100
             Salt Lake City, UT 84121

             Radd C. Berrett (2)                         1,500,000                 41.1%
             3156 East Old Mill Circle
             Suite 100
             Salt Lake City, UT 84121


             All directors, officers and
             persons owning more than 5%                 1,500,000                 41.1%
             as a group

(1) Mr. Radd C. Berrett, the Company's only officer and director, is the managing director and president of Tereb Holdings Inc., a Utah corporation that has invested in start up companies and consulted on mergers and acquisitions. Mr. Berrett has direct and indirect control over the shares of the Company owned and held by Home Marketing Enterprises, LLC.

(2) Mr. Berrett is currently the only director and officer of the Company. Because Regulation S-B contemplates that more than one person can be the "beneficial owner" of the same shares, the above table reflects Mr. Berrett's direct or beneficial interest in the 1.5 million shares owned by and registered in the name of Home Marketing Enterprises, LLC.


ITEM 5.   Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

The executive officers and directors of the Company are as follows:


Name                      Age              Position
-------------------------------------------------------------------------

Radd C. Berrett           37               President and Director



As set forth in the Company's Articles of Incorporation and By-laws, copies of which are attached hereto as Exs. 3.1 and 3.2 respectively, all directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. Though the Company has not compensated Mr. Berrett for his service on the Board of Directors or any committee thereof, directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. However, due to the Company's recent emergence from bankruptcy and current lack of funds, Mr. Berrett and any future director will likely defer his or her expenses and any compensation until such time as the Company can consummate a successful acquisition or merger. As of the date hereof, Mr. Berrett has not accrued any expenses or compensation. As further set forth in Exs. 3.1 and 3.2, officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees.

MR. RADD C. BERRETT, a resident of Salt Lake City, Utah, and the Company's largest shareholder, has been the Company's sole officer and director since February 21, 2001. As referenced in Item 2 of Part I above, in the section titled "Management's Discussion and Analysis or Plan of Operation," the primary reason for this has been convenience and ease of operation. As further stated in that section of this document, at such time as a more expansive role of management is needed to direct the affairs and efforts of the Company, an event which may not occur, the Company will consider supplementing the Board with additional persons, persons experienced in business matters, and hopefully persons experienced in matters pertaining to publicly held entities. From 1994 to present, Mr. Berrett has acted as President of Tereb Holdings Inc., a Utah corporation, a company that has invested in start up companies and consulted on mergers and acquisitions. During 1998 and 1999, Mr. Berrett was a director of Caldera Corporation (now Level Jump Financial Group, Inc.), a Florida company.

ITEM 6.  Executive Compensation

The Company has not adopted a bonus, profit sharing, or deferred compensation plan of any sort for the benefit of its employees, officers or directors. Further, the Company has not entered into an employment agreement with Mr. Berrett or any other persons and no such agreements are anticipated in the immediate future. Because there is nothing further to disclose under this Item, the Company has not prepared a Summary Compensation Table as would otherwise be required.

ITEM 7.  Certain Relationships and Related Transactions

Except as set forth elsewhere herein, during the past two fiscal years there have been no transactions between the Company and Mr. Berrett or any member of his immediate family.

Mr. Berrett, like any other corporate officer or director, is subject to the doctrine of usurpation of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If Mr. Berrett or any other directors or officers are presented in the future with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event that the Board rejects an opportunity so presented and only in that event, any of the Company's officers and directors may avail themselves of such an opportunity. In spite of these eventualities, every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful. Reference is also made to the subheading in Item 1, Part I, above titled
"Potential Conflicts of Interest" which in turn references the Company's obligation to comply with, among other statutes, Cal. Corp. Code Section 310 titled "Contracts in which director has a material financial interest; validity."

ITEM 8.  Description of Securities

Common Capital Stock

The Company is authorized to issue 50,000,000 shares of common capital stock, having no par value per share, of which 3,649,520 shares are currently issued and outstanding and held in the hands of 40 shareholders of record, which figure does not take into account those shareholders whose certificates are held in the name of broker-dealers or other nominees such as the Depository Trust Company
(DTC) or Cede & Company. As a result of the Chapter 11 Bankruptcy proceeding and the corollary Order implementing the purchase and sale transaction referenced in the "History" subsection of Item 1, Part I above, there are no shares of preferred stock authorized or outstanding and there are currently no outstanding options, warrants or other rights to acquire shares of common stock.

                                     PART II

ITEM 1.  Market Price of And Dividends on the Registrant's Common
         Equity and Other Shareholder Matters

The Company's stock is currently listed in the "Pink Sheets" published by the Pink Sheets, LLC (previously National Quotation Bureau, LLC) under the symbol "ACIL". No shares of the Company's common stock have previously been registered with the Commission or any state securities agency or authority. In mid 1998 and early 1999, the Company undertook two public offerings of its securities pursuant to the Rule 504 exemption from registration of Regulation D promulgated under the '33 Act. The first offering resulted in the issuance of 2,400,000 common shares on June 2, 1998; the second offering resulted in the issuance of 1,019,681 common shares during the months of April and May 1999. The Company intends to re-apply to the National Association of Securities Dealers, Inc. ("NASD") for the Company's shares to be listed once again on the OTC Bulletin Board as it was previously listed in June 1999. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service. Except for the decision to apply to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities.

As of March 31, 2001 there were 40 holders of record of the Company's common stock, which figure does not take into account those shareholders whose certificates are held in the name of broker-dealers or other nominees such as the Depository Trust Company (DTC) or Cede & Company. The following table shows the high and low bid prices of the Company's common stock as reported by the OTC Bulletin Board or the Pink Sheets for the periods indicated.

                                           High              Low
Fiscal 1999

         First Quarter                     $2.00             $0.25
         Second Quarter                    $1.8125           $0.3125
         Third Quarter                     $0.875            $0.0625
         Fourth Quarter                    $0.125            $0.001

Fiscal 2000

         First Quarter                     $.04              $.001
         Second Quarter                    $.04              $.01
         Third Quarter                     $.01              $.005
         Fourth Quarter                    $.005             $.001

Dividend Policy

The Company has not declared or paid cash dividends or made distributions in the past and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM 2.  Legal Proceedings

There are presently no material pending legal proceedings to which the Company or its officer, director or majority stockholder is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened. On March 12, 2001, the Company emerged from Chapter 11 Bankruptcy in Los Angeles, California, all as disclosed in the Item 1 of Part I above.

ITEM 3.  Changes in and Disagreements With Accountants

Upon emergence from Chapter 11 on March 12, 2001, the Board of Directors authorized the engagement of ANDERSEN ANDERSEN & STRONG, L.C., Salt Lake City, Utah, as independent auditors of the Company for the period from March 12 to March 31, 2001. Although the Company's fiscal year started on March 12, 2001, the date of the Company's emergence from Chapter 11 Bankruptcy, there have been no disagreements with the newly engaged accountants with regard to any matter whatsoever with regard to the Company during the two most recent years and subsequent interim period.

ITEM 4.  Recent Sales of Unregistered Securities

On March 12, 2001, pursuant to an order of the U.S. Bankruptcy Court, the Company issued 3,500,000 common capital shares in exchange for $50,000 that was paid into the Bankruptcy Court. The Bankruptcy Court authorized and ordered the issuance of 3,500,000 shares pursuant to Section 1145(a) of Title 11 of the United States Code and the Section 3(a)(7) exemption from registration under the '33 Act. See Exhibits 3.1 and 10.1 attached hereto and incorporated by reference.

On March 12, 2001 and in consideration for their cooperation in the various bankruptcy matters, the Company issued 17,143 common shares to four individuals previously associated with the management and operation of the pre-petition Company. Because of the few number of individuals these shares were offered and sold to, not to mention each one's previous association with the Company, these shares were issued pursuant to the exemption from registration afforded by
Section 4(2) of the Securities Act of 1933, as amended.

ITEM 5.  Indemnification of Directors and Officers

In reliance on ss. 317 and ss. 204 of the Cal. Corp. Code, and to the full extent otherwise permitted under California law, the Company's Restated Articles of Incorporation and By-laws provide for indemnification of its officers, directors and other agents against certain liabilities. This means that officers, directors and other agents of the Company may not be liable to shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law. Officers and directors are also indemnified generally against expenses actually and reasonably incurred in connection with proceedings, whether civil or criminal, provided that it is determined that they acted in good faith, were not found guilty and in any criminal matter, had reasonable cause to believe that their conduct was not unlawful. See the Company's Restated Articles of Incorporation and By-laws attached to this Form 10-SB and incorporated herein by reference as Exhibits 3.1 and 3.2, respectively. Though officers and directors are accountable to the Company as fiduciaries, which means that officers and directors are required to exercise good faith and integrity in handling Company affairs, purchasers of the securities registered hereby may have a more limited right of action as a result of these indemnification provisions than they might otherwise have.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Transfer Agent

The Company has appointed Fidelity Transfer Company, 1800 South West Temple, Suite 301, P.O. Box 53, Salt Lake City, Utah 84115, as its stock transfer agent.

                                    PART F/S


ANDERSEN ANDERSEN & STRONG, L.C.                  941 East 3300 South, Suite 202
Certified Public Accountants                          Salt Lake City, Utah 84106
and Business Consultants                                  Telephone 801 486-0096
Member SEC Practice Section of the AICPA                        Fax 801 486-0098


Board of Directors
Alliance Consumer International, Inc.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Alliance Consumer International, Inc. (development stage company) at March 31, 2001, and the statement of operations, stockholder's equity, and the cash flows for the period March 12, 2001 to March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the over all financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliance Consumer International, Inc. at March 31, 2001 and the results of operations, stockholders' equity, and cash flows for the period March 12, 2001 to March 31, 2001, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company will need working capital to service its debt and for any planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 3. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Salt Lake City, Utah
April 15, 2001                                     s/ ANDERSEN ANDERSEN & STRONG

                      ALLIANCE CONSUMER INTERNATIONAL, INC.
                           (Development Stage Company)
                                  BALANCE SHEET
                                 March 31, 2001


ASSETS

CURRENT ASSETS

         Cash                                                           $    65
                                                                        -------

         Total Current Assets                                           $    65
                                                                        =======
LIABILITIES AND STOCKHOLDERS'
   EQUITY

CURRENT LIABILITIES

   Accounts payable - related parties                                   $ 1,058
   Accounts payable                                                       4,065
                                                                        -------

                  Total Current Liabilities                               5,123
                                                                        -------

STOCKHOLDERS' EQUITY

   Common stock
       50,000,000 shares authorized with no par value,
       3,649,520 shares issued and outstanding - Note 1                     500

   Deficit accumulated during development stage -
       dated March 12, 2001 -  Note 1                                    (5,558)
                                                                        -------

  Total Stockholders' Deficiency                                         (5,058)
                                                                        -------

                                                                        $    65
                                                                        -------

   The accompanying notes are an integral part of these financial statements.

                      ALLIANCE CONSUMER INTERNATIONAL, INC.
                           (Development Stage Company)
                             STATEMENT OF OPERATIONS
                 For the Period March 12, 2001 to March 31, 2001


                                                                       Dated
                                                                  March 12, 2001
                                                                      (Note 1)
                                                                    ---------
REVENUES                                                            $    --


EXPENSES                                                                5,558
                                                                    ---------
NET LOSS                                                               (5,558)
                                                                    =========



NET LOSS PER COMMON SHARE

       Basic                                                        $    (.02)
                                                                    ---------



AVERAGE OUTSTANDING SHARES

        Basic                                                         315,461
                                                                    ---------


   The accompanying notes are an integral part of these financial statements.

                      ALLIANCE CONSUMER INTERNATIONAL, INC.
                           (Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                     Period March 12, 2001 to March 31, 2001




                                                                      Dated
                                                                  March 12, 2001
                                                                   Accumulated
                                            Shares      Amount       Deficit
                                         -----------  ---------   ------------
Balance March 12, 2001 - Note 1             132,377        --            --


Issuance of common shares pursuant
 to bankruptcy agreement -
   March 12, 2001 - Note 1                3,517,143        --            --

Contributions to capital - expenses -
   related parties                             --           500          --

Net operating loss for the period March
    12, 2001 to March 31, 2001 - Note 1        --          --          (5,558)
                                          ------------------------------------

     Balance March 31, 2001               3,649,520   $     500     $  (5,558)
                                          =========   =========     ==========


   The accompanying notes are an integral part of these financial statements.

                      ALLIANCE CONSUMER INTERNATIONAL, INC.
                           (Development Stage Company)
                             STATEMENT OF CASH FLOWS
                 For the Period March 12, 2001 to March 31, 2001


CASH FLOWS FROM
   OPERATING ACTIVITIES

   Net loss                                                             $(5,558)

   Adjustments to reconcile net loss to
       net cash provided by operating
       activities

           Changes in account payable                                     5,123
           Contributions to capital - expenses                              500
                                                                        -------

                Net Cash From Operations                                     65
                                                                        -------

CASH FLOWS FROM INVESTING
   ACTIVITIES                                                              --
                                                                        -------


CASH FLOWS FROM FINANCING
   ACTIVITIES                                                              --
                                                                        -------


   Net Increase in Cash                                                      65

   Cash at Beginning of Period                                             --
                                                                        -------

   Cash at End of Period                                                $    65
                                                                        =======


   The accompanying notes are an integral part of these financial statements.

                      ALLIANCE CONSUMER INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS


1. ORGANIZATION

The Company was incorporated under the laws of the state of California on March 18, 1998 with authorized common stock of 15,000,000 shares with no par value and 500,000 preferred shares with no par value with the name of "Hickory Investments II". On June 2, 1998 the name was changed to "Alliance Consumer International, Inc."

The Company has been engaged in the business of manufacturing cosmetics, detergents, and pharmaceutical products.

On July 13, 1999 the Company filed a voluntary petition for bankruptcy in the United States Bankruptcy Court under Chapter 11 and emerged from bankruptcy on March 12, 2001 with no remaining assets or liabilities.

The bankruptcy settlement included, a change in officers, an increase in the authorized common capital stock from 15,000,000 to 50,000,000 shares with no par value, a cancellation of the authorized and any outstanding preferred shares, a reverse common stock split of 50 shares of outstanding stock for one share, and the issuance of 3,517,143 post split common shares in exchange for $50,000, which was paid into the bankruptcy court by recipients of the shares. The total of the post split outstanding shares, following completion of the terms of the settlement, was 3,649,520.

Amended articles of incorporation completing the terms of the bankruptcy has been filed in the state of California.

This report has been prepared showing the name "Alliance Consumer International, Inc." and the post split of the common stock with no par value, from inception. The accumulated deficit has been restated to zero and dated March 12, 2001 with the statement of operations to begin on March 12, 2001.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy
---------------

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes
------------

On March 31, 2001, the Company had an available net operating loss carry forward of $5,558 however the tax benefit of $1,667 from the carry forwards have been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has no operations. The loss will expire in 2022.

Basic and Diluted Net Income (Loss) Per Share
---------------------------------------------

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of the preferred share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

Financial Instruments
---------------------

The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values.

Estimates and Assumptions
-------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Comprehensive Income
--------------------

The Company adopted Statement of Financial Accounting Standards No. 130. The adoption of this standard had no impact on the total stockholder's equity.

Recent Accounting Pronouncements
--------------------------------

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3.  GOING CONCERN

The Company will need working capital to service its debt and for any planned activity.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding which will enable the Company to operate for the coming year.

4.  RELATED PARTY TRANSACTIONS

Related parties have acquired 41% of the outstanding common capital stock

                                    PART III

ITEM 1.  Index to Exhibits

Exhibit
Number            Description*
-------           -----------

3.1 Officer's Certificate and Restated Articles of Incorporation of the Company filed with the Secretary of State of the State of California on March 28, 2001

3.2               By-laws, adopted on March 28, 2001

4.1               Specimen common stock certificate

10.1 March 12, 2001, Order of the United States Bankruptcy Court in and for the Central District of California, Los Angeles Division, Chapter 11 Case No. LA-99-36256-EC, the Honorable Ellen Carroll presiding, approving purchase transaction and the amending of the Company's Articles of Incorporation

23.1              Consent Letter from Auditor

                  * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.


                                   SIGNATURES

In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                               ALLIANCE CONSUMER INTERNATIONAL, INC.
                               (Registrant)





Dated: 4/19/01                 By: s/  RADD C. BERRETT
                                   -----------------------------------
                               Radd C. Berrett, President and Sole Director